July 28, 2006

Mail Stop 6010

Christian G. Le Brun
General Counsel
ORBCOMM Inc.
2115 Linwood Avenue, Suite 100
Fort Lee, NJ 07024

>   **Re: ORBCOMM Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 13, 2006**
>   **File No. 333-130488**

Dear Mr. Le Brun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment no. 1 to Form S-1

1.   We note your response to comment 2 in our letter to you dated June 9, 2006 that any preliminary prospectus you circulate will include "substantially" all non-Rule 430A information. Please tell us what information will be omitted.

2.   We note your response to comment 4. Where you refer to data provided by Harbor Research in this filing, revise to disclose that you commissioned and paid Harbor Research to prepare a report for use in your filing. Please file the consent as an exhibit.

Use of Proceeds, page 27

3.   We note your revised disclosure in response to comment 10. Please expand your disclosure to address that the contingent purchase price will be paid to affiliates, and provide a cross-reference to the section of the prospectus where this is discussed in greater detail.

Management's Discussion and Analysis, page 34

4.   We note your response to comment 16 and the revised disclosure in MD&A on page 46. Please expand your discussion in MD&A to include the substance of your response regarding the recent business developments (5th and 6th paragraphs) to justify the increase in fair value of your common stock from $4.03 to $10 per share during February 2006. Also, advise us and disclose the preliminary estimated price range of the IPO and include a discussion of the factors contributing to any material difference between $10 and the estimated IPO price. Refer to paragraph 182b of AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Business, page 60

Network Capacity, page 87

5.   We note your response to comment 21. Please expand your disclosure to explain the conditions referenced in your response under which the additional spectrum may be made available for your use.

Shares Eligible for Future Sale, page 127

6.   Tell us why you have not filed the lock-up agreements as exhibits to the registration statement.

Financial Statements

Consolidated balance sheets, page F-4

7.   We note your response to comment 31 and await the pro forma information on the
face of your balance sheet as of March 31, 2006 and in the pro forma column
within the Capitalization table.

Note 1. Organization and Business, page F-8

8.   In regard to your response to comment 33, we note you have not provided pro
forma earning per share amounts on the face of your income statements and
elsewhere in the filing. Please complete this disclosure in a filed amendment to
your Form S-1 prior to requesting effectiveness.

Part II

Item 17. Undertakings, page II-5

9.   We note your response to prior comment 37. However, the staff of the Division
of Corporation Finance has taken the position that due, in part, to the language of
Securities Act Rule 430C(d) and your ability to file prospectus supplements, the
undertakings are required. Therefore, we reissue the comment.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew at (202) 551-3377 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Sey-Hyo Lee, Esq.